FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 1, 2006

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated February 1, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: February 1, 2006	By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

By: /s/ David Sach

	Name:	David Sach
	Title:	Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
February 1st, 2006

MILLICOM BUYS OUT THREE MINORITY PARTNERS IN AFRICA

New York and Stockholm - February 1st, 2006 - Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC, Stockholmsbörsen: MIC).

Millicom, one of the world's leading cellular operators in emerging markets, today announces that it has completed the buyout of its minority partners in MIC Tanzania Limited and Millicom Sierra Leone Limited. Millicom has also reached agreement to cancel a call option on an equity interest in Millicom Ghana Limited. Following these transactions, Millicom now has 100% ownership in all three operations.

These transactions will strengthen Millicom’s presence in Africa, where cellular operators continue to see very strong growth.

Marc Beuls, Millicom President and Chief Executive Officer said: “These three transactions are consistent with our stated strategy of delivering value to shareholders through increasing our shareholding in our existing operations by buying out minority partners. Africa has once again seen particularly strong growth, and given the relatively low mobile penetration rates in these markets compared to other regions of the world, we have every reason to expect that this will continue in the future.”

Millicom currently operates in 7 African countries, and also has a significant presence in Latin America and Asia.

Millicom has a total population under license of 146 million in Africa, with a weighted average cellular penetration of just 7 per cent in the African countries in which it operates.

In December 2005, the company had 2 million subscribers in Africa and this was the fastest growing region for Millicom in 2005, with subscriber growth of 80%.

Millicom will disclose details of its operating and financial performance for 2005 when it reports full-year results on February 14th, 2006.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population under license of approximately 391 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:
Marc Beuls	Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 20 7321 5022
Investor Relations

Jon Coles / Tim Burt	Telephone: +44 20 7404 5959
Brunswick Group

Visit our web site at: www.millicom.com